Exhibit 99.1

PRESS RELEASE

TiGenix to present at the Crohn’s and Colitis Foundation’s Novel Technologies in Inflammatory Bowel Disease workshop in New York

Leuven (BELGIUM) - May 10, 2017, 07:00h CEST - TiGenix NV (Euronext Brussels and NASDAQ: TIG), an advanced biopharmaceutical company focused on exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells to develop novel therapies for serious medical conditions, today announces that Dr. Marie Paule Richard, Chief Medical Officer of TiGenix, will present at the Crohn’s and Colitis Foundation’s Novel Technologies in Inflammatory Bowel Disease (IBD) Workshop, taking place on May 15-16, 2017 at the Doubletree by Hilton Metropolitan New York Hotel.

Dr. Richard’s presentation will be part of a session titled, “Specific Technologies: Regenerative medicine and stem cell-based technologies,” and will focus on TiGenix lead product, Cx601, a suspension of allogeneic expanded adipose-derived stem cells (eASCs) locally administered to treat complex perianal fistulas in Crohn’s disease patients.

The Crohn’s and Colitis Foundation recognizes the need to advance research focused on identifying and validating novel technologies that have the highest potential to address unmet clinical needs in IBD, including detecting active disease, management of unremitting disease and post-surgical complications. A key objective of the workshop is to review and prioritize the unmet needs and novel technologies that can be implemented in the short-term to address them.

Perianal fistulizing Crohn’s disease is difficult to treat with currently available therapies and often leads to pain, swelling, infection and incontinence. Cx601 is a late-stage investigational compound that has successfully completed a Phase III clinical trial in Europe and is under regulatory review for potential approval by the European Medicines Agency (EMA) in the second half of 2017. Cx601 has been licensed to Takeda Pharmaceuticals, a global company active in gastroenterology, for the exclusive development and commercialization rights outside the U.S. TiGenix is currently preparing to launch a global pivotal Phase III trial in the first half of 2017 to support the U.S. registration of Cx601 for the treatment of complex perianal fistulas. In parallel, TiGenix is also exploring further expedited pathways to accelerate the submission and review process for U.S. approval.

For more information

Claudia D’Augusta

Chief Financial Officer

T: +34 91 804 92 64

claudia.daugusta@tigenix.com

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is an advanced biopharmaceutical company focused on exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells to develop novel therapies for serious medical conditions.

TiGenix lead product, Cx601, has successfully completed a European Phase III clinical trial for the treatment of complex perianal fistulas - a severe, debilitating complication of Crohn’s disease. Cx601 has been filed for regulatory approval in Europe and a global Phase III trial intended to support a future U.S. Biologic License Application (BLA) is expected to start in 2017. TiGenix has entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Cx601 for complex perianal fistulas outside the U.S. TiGenix’ second adipose-derived product, Cx611, is undergoing a Phase I/II trial in severe sepsis - a major cause of mortality in the developed world. Finally, AlloCSC-01, targeting acute ischemic heart disease, has demonstrated positive results in a Phase I/II trial in acute myocardial infarction (AMI). TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain). For more information, please visit http://www.tigenix.com.

About Cx601

Cx601 is a local administration of allogeneic (or donor derived) expanded adipose-derived stem cells (eASCs) for the treatment of complex perianal fistulas in Crohn’s disease patients that have previously failed conventional therapy. Crohn’s disease is a chronic inflammatory disease of the intestine and complex perianal fistulas are a severe and debilitating complication for which there is currently no effective treatment. Cx601 was granted orphan drug designation by the European Commission in 2009. TiGenix completed a European Phase III clinical trial (ADMIRE-CD) in August 2015 in which both the primary endpoint and the safety and efficacy profile were met, with patients receiving Cx601 showing a 44% greater probability of achieving combined remission compared to control (placebo). A follow-up analysis was completed at 52 weeks and 104 weeks post-treatment, confirming the sustained efficacy and safety profile of the product. The 24-week results of the Phase III ADMIRE-CD trial were published in The Lancet in July 2016. Based on the positive 24 weeks Phase III study results, TiGenix submitted a Marketing Authorization Application to the European Medicines Agency (EMA) and a decision is expected in 2017. A global Phase III clinical trial intended to support a future U.S. Biologic License Application (BLA) is expected to start in 2017, based on a trial protocol that has been agreed with the Food and Drug Administration (FDA) through a special protocol assessment procedure (SPA). In July 2016, TiGenix entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired exclusive rights to develop and commercialize Cx601 for complex perianal fistulas in Crohn’s patients outside of the U.S.

Forward-looking information

This press release may contain forward-looking statements and estimates with respect to the anticipated future performance of TiGenix and the market in which it operates. Certain of these statements, forecasts and estimates can be recognised by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. They include all matters that are not historical facts. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond the Company’s control. Therefore, actual results, the financial condition, performance or achievements of TiGenix, or industry results, may turn out to be materially different from any future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of the publication of this press release. TiGenix disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in the Company’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by Belgian law.